Exhibit 12

                        Fleming Companies, Inc.
        Computation of Ratio of Earnings to Fixed Charges


                                                     28 Weeks Ended
                                                July 10,        July 11,
(In thousands of dollars)                          1999            1998

Earnings:
  Pretax income (loss)                        $(31,159)          $ 55,065
  Fixed charges, net                           106,661            106,609
                                              --------           --------
      Total earnings                          $ 75,502           $161,674

Fixed charges:
  Interest expense                            $ 90,253           $ 87,063
  Portion of rental charges
    deemed to be interest                       16,163             19,316
  Capitalized interest                             178                  -
                                              --------           --------
      Total fixed charges                     $106,594           $106,379
                                              --------           --------
Deficiency                                     $31,092
                                              ========
Ratio of earnings
   to fixed charges                                .71               1.52
                                              ========           ========

"Earnings" consists of income before income taxes and fixed charges excluding capitalized interest. Capitalized interest amortized during the respective periods is added back to earnings.

"Fixed charges, net" consists of interest expense, an estimated amount of rental expense which is deemed to be representative of the interest factor and amortization of capitalized interest.

The pro forma ratio of earnings to fixed charges is omitted as it is not applicable.

Under the company's long-term debt agreements, "earnings" and "fixed charges" are defined differently and amounts and ratios differ accordingly.